Exhibit 99.1
FOR IMMEDIATE RELEASE
February 17, 2011
LJ INTERNATIONAL’S ENZO RETAIL JEWELRY STORES MARKS
GROWTH MILESTONE — OPENING OF 138TH LOCATION AND 55TH
OPENING SINCE CURRENT EXPANSION START IN 2010
Retail Chain Is On Track to Meet Target of 200 Stores by End of 2011
HONG KONG—(Marketwire — 02/17/11) — LJ International Inc. (LJI) (NASDAQ:JADE — News) today announced the opening of its 138th ENZO retail jewelry store, in Wuxi, China. This is the 55th store to be opened since the beginning of the current expansion of the ENZO chain in 2010. The store is ENZO’s fourth in Wuxi, a third-tier city of nearly 4.5 million in population in the Shanghai region, and is located in the upscale Wuxi Commercial Mansion Grand Orient Department Store.
The ENZO expansion began in the spring of 2010 when the chain had just 95 stores. Since then, 55 stores have been opened and twelve existing stores closed, for a net gain of 43.
“The latest ENZO store opening keeps us on track to meet our goal of 200 stores by end of 2011,” said LJI Chairman and CEO Yu Chuan Yih. “It also typifies the economic and demographic ‘sweet spot’ we are looking for in all our store locations. The Wuxi Commercial Mansion Grand Orient Department Store is a prestigious, up-market retail venue in one of China’s most prosperous and forward-looking cities. We expect to be announcing many more openings similar to this as the year 2011 progresses.”
About LJ International
LJ International Inc. (LJI) (NASDAQ:JADE — News) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements:
This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us,com
www.ljintl.com	rcooper@cgc-us.com